Mail Stop 4561

April 17, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

      Re: **The First Bancshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              File No. 000-22507

Dear Ms. Lowry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief